HIVE Blockchain Technologies Ltd.

Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

(Expressed in US dollars)

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of

HIVE Blockchain Technologies Ltd.

Opinion

We have audited the accompanying consolidated financial statements of HIVE Blockchain Technologies Ltd. (the "Company"), which comprise the consolidated statements of financial position as at March 31, 2021 and 2020, and the consolidated statements of income (loss) and comprehensive income (loss), changes in equity, and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information obtained at the date of this auditor's report includes Management's Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management's Discussion and Analysis prior to the date of this auditor's report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

  Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
  Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
  Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
  Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
  Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
  Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is Peter Maloff.

Vancouver, Canada	Chartered Professional Accountants

September 23, 2021

HIVE Blockchain Technologies Ltd. Consolidated Statements of Financial Position (Expressed in US dollars unless otherwise indicated)

	March 31,	March 31,
	2021	2020

Assets
Current assets
Cash	$40,290,513	$5,130,127
Amounts receivable and prepaids (Note 9)	8,768,109	9,748,849
Investments (Note 8)	981,736	-
Digital currencies (Note 10)	57,499,720	3,455,756
	107,540,078	18,334,732

Data centre equipment (Note 11)	21,598,803	6,415,700
Deposits (Note 12)	45,532,751	1,879,505
Investment in sublease (Note 15)	76,744	234,152
Right of use asset (Note 15)	2,978,284	2,240,274
Intangible asset (Note 6)	604,070	-
Total assets	$178,330,730	$29,104,363

Liabilities and equity
Current liabilities
Accounts payable and accrued liabilities	$3,478,137	$2,130,175
Taxes payable	73,085	830,742
Current portion of lease liability (Note 15)	1,910,712	1,568,458
Loans payable (Notes 14, 26)	4,396,191	2,713,073
	9,858,125	7,242,448

Convertible loan - liability component (Note 13)	6,290,741	-
Convertible loan - derivative component (Note 13)	9,418,331	-
Loans payable (Notes 14, 26)	17,137,393	-
Lease liability (Note 15)	1,153,127	775,480
Total liabilities	43,857,717	8,017,928

Equity
Share capital (Note 19)	259,905,407	188,542,547
Reserves and accumulated other comprehensive income	5,195,324	5,711,290
Deficit	(130,627,718)	(173,167,402)
Total equity	134,473,013	21,086,435
Total liabilities and equity	$178,330,730	$29,104,363

Nature of operations (Note 1)
Commitments and contingencies (Note 16)
Subsequent events (Note 28)

The accompanying notes are an integral part of these consolidated financial statements

HIVE Blockchain Technologies Ltd. Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) (Expressed in US dollars unless otherwise indicated)

	Year ended March 31,
	2021	2020

Income from digital currency mining (Note 10)	$66,697,924	$29,219,843

Cost of digital currency mining
Operating and maintenance costs	(16,573,050)	(20,707,315)
Depreciation (Notes 6, 14, 15)	(10,938,466)	(6,301,146)
	39,186,408	2,211,382

Revaluation of digital currencies (Note 10)	24,725,838	(1,187,507)
Gain on sale of digital currencies (Note 10)	7,998,493	1,373,072
Hosting revenue	996,022	-

Expenses
General and administrative (Note 21)	(5,142,145)	(4,738,417)
Foreign exchange gain	1,293,936	1,340,102
Share-based compensation (Note 19)	(1,654,346)	(686,659)
	(5,502,555)	(4,084,974)

Realized gain on investments (Note 8)	6,639	1,274,834
Unrealized gain on investments (Note 8)	794,350	-
Change in fair value of derivative liability (Note 13)	(857,702)	-
Loss on sale of subsidiary (Note 26)	(23,442,219)	-
Finance expense (Note 22)	(1,214,224)	(418,888)
Net income (loss) before tax for the year	42,691,050	(832,081)

Tax expense (Note 18)	(151,366)	(830,742)
Net income (loss) for the year	$42,539,684	$(1,662,823)

Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Translation adjustment	363,118	(215,249)
	363,118	(215,249)
Net income (loss) and comprehensive income (loss) for the year	$42,902,802	$(1,878,072)

Basic income (loss) per share	$0.12	$(0.01)
Diluted income (loss) per share	$0.12	$(0.01)

Weighted average number of common shares outstanding
Basic (Note 20)	347,059,039	326,895,000
Diluted (Note 20)	366,447,402	326,895,000

The accompanying notes are an integral part of these consolidated financial statements

HIVE Blockchain Technologies Ltd. Consolidated Statements of Changes in Equity (Expressed in US dollars unless otherwise indicated)

	Share capital			Cumulative		Total
			Equity	translation		equity
	Shares issued	Amount	reserve	adjustment	Deficit	(deficiency)
		$	$	$	$	$
At March 31, 2019	325,675,626	188,027,060	5,473,903	(47,859)	(171,504,579)	21,948,525
Share-based compensation	-	-	686,659	-	-	686,659
Exercise of options	1,469,938	515,487	(186,164)	-	-	329,323
Loss for the year	-	-	-	-	(1,662,823)	(1,662,823)
Translation adjustment	-	-	-	(215,249)	-	(215,249)
At March 31, 2020	327,145,564	188,542,547	5,974,398	(263,108)	(173,167,402)	21,086,435
Share-based compensation	-	-	1,654,346	-	-	1,654,346
Shares offering	16,363,500	64,543,080	-	-	-	64,543,080
Share issuance costs	-	(1,842,480)	-	-	-	(1,842,480)
Quebec acquisition	15,000,000	2,458,470	-	-	-	2,458,470
Exercise of options	7,476,972	5,836,600	(2,056,713)	-	-	3,779,887
Vesting of restricted stock units	1,626,000	342,742	(476,717)	-	-	(133,975)
Shares issued for services	100,000	24,448	-	-	-	24,448
Income for the year	-	-	-	-	42,539,684	42,539,684
Translation adjustment	-	-	-	363,118	-	363,118
At March 31, 2021	367,712,036	259,905,407	5,095,314	100,010	(130,627,718)	134,473,013

The accompanying notes are an integral part of these consolidated financial statements

HIVE Blockchain Technologies Ltd. Consolidated Statements of Cash Flows (Expressed in US dollars unless otherwise indicated)

	For the year ended March 31,
	2021	2020

Operating activities
Income (loss) for the year:	$42,539,684	$(1,662,823)
Adjusted for:
Depreciation	10,669,991	6,301,146
Realized gain on investment	-	(1,274,834)
Loss on sale of subsidiary	23,447,719	-
Unrealized gain on investment	(794,350)	-
Change in fair value of derivative liability	857,702	-
Accretion on convertible debt - liability portion	509,704	-
Share-based compensation	1,654,346	686,659
Interest expense	434,491	96,258
Changes in non-cash working capital items:
Amounts receivable and prepaids	(5,512,346)	(8,481,265)
Taxes payable	(757,657)	830,742
Digital currencies	(52,483,621)	5,384,114
Accounts payable and accrued liabilities	2,383,786	(1,110,486)
Cash provided by operating activities	22,949,449	769,511

Investing activities
Deposits on equipment	(43,890,558)	(1,879,505)
Quebec acquisition	(967,398)	-
Investments	(187,386)	-
Purchase of mining equipment	(21,349,503)	-
Cash divested from sale of subsidiary	(464,123)	-
Cash used in investing activities	(66,858,968)	(1,879,505)

Financing activities
Exercise of options	1,803,432	329,323
Shares offering	64,543,080	-
Issuance of debenture	15,000,000	-
Repayment of debenture	(658,334)	-
Lease payments made, net of lease payments received	(2,394,103)	(670,487)
Cash (used in) provided by financing activities	78,294,075	(341,164)

Effect of exchange rate changes on cash	775,830	(229,186)
Net increase in cash during the year	35,160,386	(1,680,344)
Cash, beginning of year	5,130,127	6,810,471
Cash, end of year	$40,290,513	$5,130,127

Supplemental cash flow information
Share consideration issued for Quebec acquisition (Note 6)	$2,458,470	$-
Digital assets in amounts receivable and prepaids	$-	$255,616
Digital asset consideration received on investment redemption	$-	$(3,289,398)
Derecognition of ROU asset sub-leased	$-	$300,300
Recognition of right of use assets and lease liabilities	$-	$3,151,161

Supplemental disclosures:
Interest paid	$259,726	$-
Income taxes paid	$151,366	$-

The accompanying notes are an integral part of these consolidated financial statements

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (Expressed in US dollars unless otherwise indicated)

 1. Nature of Operations

HIVE Blockchain Technologies Ltd. (the "Company") was incorporated in the province of British Columbia on June 24, 1987. The Company is a reporting issuer in each of the Provinces and Territories of Canada and is listed for trading on the TSXV, under the symbol "HIVE.V", as well on the Nasdaq's Capital Markets Exchange under "HIVE", and on the Open Market of the Frankfurt Stock Exchange under "HBF". The Company's head office is located at Suite 855, 789 Pender Street, Vancouver, BC, V6C 1H2, and the Company's registered office is located at Suite 2500, 700 West Georgia Street, Vancouver, BC, V7Y 1B3.

In connection with the Company's change of business filed in September 2017 ("Change of Business"), the Company acquired digital currency mining data centre equipment in Iceland. Following the initial acquisition, the Company acquired additional data centre equipment in Iceland and Sweden throughout fiscal 2018. Phases one and two of Sweden commenced operations on January 15, 2018 and March 31, 2018 respectively, while phase three commenced operations on April 30, 2018. On April 9, 2020 the Company also acquired a data centre in Quebec, Canada (Note 6). The Company is in the business of providing infrastructure solutions, including the provision of computational capacity to distributed networks, in the blockchain industry. The Company's operations are focused on the mining and sale of digital currencies. Digital currencies are subject to risks unique to the asset class and different from traditional assets. Additionally, at times assets may be held by third party custodians or exchanges that are limited in oversight by regulatory authorities.

The negative impact on the global supply chain related to the COVID-19 pandemic has presented challenges to the Company including increased shipping costs and obtaining equipment from China on a timely basis that has led to delays. Additionally, the Company faces uncertainty in the availability of equipment from suppliers as it relates to the Company's ASIC equipment.

2. Basis of Presentation

(a) Statement of Compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Standards Interpretations Committee ("IFRIC").

The consolidated financial statements have been prepared on a historical cost basis except for some financial instruments that have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Company is in the business of the mining and sale of digital currencies, many aspects of which are not specifically addressed by current IFRS guidance. The Company is required to make judgements as to the application of IFRS and the selection of accounting policies. The Company has disclosed its presentation, recognition and derecognition, and measurement of digital currencies, and the recognition of revenue as well as significant assumptions and judgements; however, if specific guidance is enacted by the IASB in the future, the impact may result in changes to the Company's earnings and financial position as presented.

These consolidated financial statements were approved and authorized for issuance by the Board of Directors on September 23, 2021.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (Expressed in US dollars unless otherwise indicated)

2. Basis of Presentation (continued…)

(b) Consolidation

These consolidated financial statements include the financial statements of the Company and its wholly- owned subsidiaries, which are controlled by the Company (the "Group"). Control is achieved when the parent company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has all of the following: (i) power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee); (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to use its power over the investee to affect its returns.

The financial statements of subsidiaries are included in these consolidated financial statements from the date that control commences until the date that control ceases. All significant inter-company transactions, balances, income and expenses are eliminated on consolidation.

As of March 31, 2021, the Company had the following wholly owned subsidiaries: HIVE Blockchain Switzerland AG, Bikupa Datacenter AB, Hive Digital Data Ltd., 9376-9974 Quebec Inc., and Liv Eiendom AS. HIVE Blockchain Switzerland AG had one wholly owned subsidiary, HIVE Blockchain Iceland ehf. Liv Eiendom AS had one wholly owned subsidiary, Kolos Norway AS.

(c) Presentation and functional currency

Foreign currency transactions are recorded at the exchange rate as at the date of the transaction. At each statement of financial position date, monetary assets and liabilities are translated using the year end foreign exchange rate. Non-monetary assets and liabilities in foreign currencies other than the functional currency are translated using the historical rate. All gains and losses on translation of these foreign currency transactions are included in the profit and loss. The functional currency for HIVE Blockchain Technologies Ltd. is the Canadian dollar, and it is the US dollar for its other wholly owned subsidiaries.

(d) Comprehensive income (loss)

Total comprehensive income (loss) comprises all components of profit or loss and other comprehensive income (loss). Other comprehensive income (loss) includes gains and losses from translating the financial statements of an entity's whose functional currency differs from the presentation currency.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (Expressed in US dollars unless otherwise indicated)

3. Significant Judgements

(a) Functional currency

The functional currency of the Company has been assessed by management based on consideration of the currency and economic factors that mainly influence the Company's digital currencies, production and operating costs, financing and related transactions. Specifically, the Company considers the currencies in which digital currencies are most commonly denominated and the currencies in which expenses are settled, by each entity, as well as the currency in which each entity receives or raises financing. Changes to these factors may have an impact on the judgment applied in the determination of the Company's functional currency.

(b) Digital assets - accounting

The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2, Inventories, in characterizing certain of its holdings as inventory, or more specifically, digital assets. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders' margin, such assets are accounted for as inventory, and changes in fair value (less costs to sell) are recognized in profit or loss.

(c) Assessment of transactions as an asset acquisition or business combination

Management determines whether assets acquired and liabilities assumed constitute a business. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Whether an acquisition is classified as a business combination or asset acquisition can have a significant impact on the presentation made on and after acquisition.

The Company completed the Quebec Acquisition in April 2020 (Note 6) and concluded that the entity acquired qualified as a business combination under IFRS 3, "Business Combinations". Accordingly, the Quebec Acquisition has been accounted for as a business combination.

(d) Income from digital currency mining

The Company recognizes income from digital currency mining from the provision of transaction verification services within digital currency networks, commonly termed "cryptocurrency mining". As consideration for these services, the Company receives digital currency from each specific network in which it participates ("coins"). Income from digital currency mining is measured based on the fair value of the coins received. The fair value is determined using the spot price of the coin on the date of receipt. The coins are recorded on the statement of financial position, as digital currencies, at their fair value less costs to sell and re- measured at each reporting date. Revaluation gains or losses, as well as gains or losses on the sale of coins for traditional (fiat) currencies are included in profit and loss in accordance with the Company's treatment of its digital currencies as a traded commodity.

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for the accounting for the mining and strategic selling of digital currencies and management has exercised significant judgement in determining appropriate accounting treatment for the recognition of income from digital currency mining for mining of digital currencies. Management has examined various factors surrounding the substance of the Company's operations, including the stage of completion being the completion and addition of a block to a blockchain and the reliability of the measurement of the digital currency received.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (Expressed in US dollars unless otherwise indicated)

3. Significant Judgements (continued…)

(e) Contingencies

Contingencies can be either possible assets or liabilities arising from past events which, by their nature, will be resolved only when one or more uncertain future events occur or fail to occur. Such contingencies include, but are not limited to, litigation, regulatory proceedings, tax matters and losses resulting from other events and developments. The assessment of the existence and potential impact of contingencies inherently involves the exercise of significant judgement regarding the outcome of future events.

4. Significant Estimates

(a) Determination of asset and liability fair values and allocation of purchase consideration

Significant acquisitions require judgements and estimates to be made at the date of acquisition in relation to determining the relative fair value of the allocation of the purchase consideration over the fair value of the assets. The information necessary to measure the fair values as at the acquisition date of assets acquired requires management to make certain judgements and estimates about future performance of these assets.

(b) Carrying value of assets

The Company evaluates each asset or cash generating unit every reporting period to determine whether there are any indications of impairment. If any such indication exists, which is often judgmental, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use. The evaluation of asset carrying values for indications of impairment includes consideration of both external and internal sources of information, including such factors as the relationship between mining rewards and the required computing power, digital currency prices, the periodic contribution margin of digital currency mining activities, changes in underlying costs, such as electricity, and technological changes. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit and loss.

(c) Depreciation

Depreciation of data centre equipment is an estimate of its expected life. In order to determine the useful life of computing equipment, assumptions are required about a range of computing industry market and economic factors, including required hashrates, technological changes, availability of hardware and other inputs, and production costs.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (Expressed in US dollars unless otherwise indicated)

4. Significant Estimates (continued…)

(d) Deferred and current taxes

The determination of the Company's tax expense for the year and deferred tax assets and liabilities involves significant estimation and judgement by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities, the deferral and deductibility of certain items and interpretation of the treatment for tax purposes of digital currencies by taxation authorities. Management also makes estimates of future earnings, which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management's best estimate of the probable outcome of these matters.

(e) Digital currency valuation

Digital currencies consist of cryptocurrency denominated assets (Note 10) and are included in current assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company's earnings and financial position. Fair value is determined by taking the price of the coins at 2400 hours (per the Central European Time zone) from the exchanges which the Company most frequently uses.

(f) Share-based compensation

The Company utilizes the Black-Scholes Option Pricing Model ("Black-Scholes") to estimate the fair value of stock options granted to directors, officers, employees, consultants and charities. The use of Black- Scholes requires management to make various estimates and assumptions that impact the value assigned to the stock options including the forecast future volatility of the stock price, the risk-free interest rate, dividend yield and the expected life of the stock options. Any changes in these assumptions could have a material impact on the share-based compensation calculation value, however the most significant estimate is the volatility. Expected future volatility can be difficult to estimate as the Company has a limited operating history and is in an emerging industry with no comparable publicly traded competitors at the time of grant. Due to the emerging nature of the industry, volatility estimates require significant estimates. The Company estimated volatility based on historic share prices of companies operating in emerging innovative industries. Historical volatility is not necessarily indicative of future volatility.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (Expressed in US dollars unless otherwise indicated)

5. Significant Accounting Policies

(a) Revenue recognition

The Company recognizes revenue from the provision of transaction verification services within digital currency networks, commonly termed "cryptocurrency mining". As consideration for these services, the Company receives digital currency from each specific network in which it participates ("coins"). Revenue is measured based on the fair value of the coins received. The fair value is determined using the spot price of the coin on the date of receipt. A coin is considered earned on the completion and addition of a block to the blockchain, at which time the economic benefit is received and can be reliably measured. The coins are recorded on the statement of financial position as digital currencies at their fair value and re-measured at each reporting date. This fair value is determined by taking the price of the coins at 2400 hours (per the Central European Time zone) less costs to sell. Revaluation gains or losses, as well as gains or losses on the sale of coins for traditional (fiat) currencies from the exchange which the Company most frequently uses are included in profit or loss.

(b) Data centre equipment

Items of data centre equipment are recorded at cost less accumulated depreciation. Cost includes all expenditures incurred to bring assets to the location and condition necessary for them to be operated in the manner intended by management. Data centre equipment is depreciated on a straight-line basis over a four-year life for graphics processing units ("GPU") equipment and two-year life for application-specific integrated circuit ("ASIC") equipment.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of any replaced parts is derecognized. All other repairs and maintenance are charged to profit or loss during the fiscal period in which they are incurred.

Gains and losses on disposal are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

(c) Reserves

Equity reserves includes consideration recognized pursuant to share-based compensation and cumulative translation adjustments.

(d) Share capital

For unit offerings, the proceeds from the issuance of units are allocated between common shares and share purchase warrants using the residual method, allocating fair value first to the common shares and then share purchase warrants.

(e) Digital currencies

Digital currencies consist of cryptocurrency denominated assets (Note 10) and are included in current assets. Digital currencies are carried at their fair value less costs to sell and adjusted at each reporting date for revaluation gains and losses through the statement of profit or loss as well as when digital currencies are exchanged or sold for traditional (fiat) currencies, such as the US dollar.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (Expressed in US dollars unless otherwise indicated)

5. Significant Accounting Policies (continued…)

(f) Impairment of non-financial assets

The Company reviews the carrying amounts of its non-financial assets, including data centre equipment, when events or changes in circumstances indicate the assets may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs. Assets carried at fair value, such as digital currencies, are excluded from impairment analysis.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows to be derived from continuing use of the asset or cash generating unit are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs of disposal is the amount obtainable from the sale of an asset or cash generating unit in an arm's length transaction between knowledgeable, willing parties, less the cost of disposal. When a binding sale agreement is not available, fair value less costs of disposal is estimated using a discounted cash flow approach with inputs and assumptions consistent with those of a market participant. If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in net income. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized.

(g) Share-based compensation

The Company operates a stock option plan and RSU plan (Note 19). Share-based compensation to employees is measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based compensation to non-employees is measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to reserves. The fair value of options is determined using the Black- Scholes pricing model which incorporates all market vesting conditions on grant date. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

(h) Convertible loan

A convertible loan is considered to be a compound financial instrument which requires assessment to determine if it contains a liability and an equity component related to the conversion feature. When the conversion feature is for a variable number of shares, there is no equity component but rather is a potential embedded derivative. An embedded derivative is a component of a hybrid contract that also includes a non- derivative host with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative.

An embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, or other variable.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (Expressed in US dollars unless otherwise indicated)

5. Significant Accounting Policies (continued…)

(i) Convertible loan (continued…)

The host instrument is accounted for as a hybrid instrument with a debt component and a separate embedded derivative component classified as a liability. The initial carrying amount of the host instrument is the residual amount after separating the embedded derivative which is measured at fair value.

The debt component is subsequently accounted for at amortized cost using the effective interest rate method. The embedded derivative is subsequently measured at fair value at each reporting date, with gains and losses in fair value recognized in profit or loss.

Transaction costs that relate to the issue of the convertible loan are allocated to the liability component and embedded derivative component in proportion to the allocation of the gross proceeds. Transaction costs relating to the embedded derivative liability component are expensed directly in profit or loss and transaction costs relating to the financial liability component are included in the carrying amount of the liability component and are amortized over the expected life of the convertible loan using the effective interest method.

(j) Financial instruments

The classification and measurement of the Company's financial assets and liabilities are as follows:

Financial Assets

(i) Equity instruments at fair value through other comprehensive income ("FVOCI"): This category only includes equity instruments, which the Company intends to hold for the foreseeable future and which the Company has irrevocably elected to so classify upon initial recognition or transition. Equity instruments in this category are subsequently measured at fair value with changes recognized in other comprehensive income, with no recycling of gains or losses to profit or loss upon derecognition. Equity instruments at FVOCI are not subject to an impairment assessment under IFRS 9.

(ii) Amortized cost: This category includes financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the solely principal and interest ("SPPI") criterion. Financial assets classified in this category are carried at amortized cost using the effective interest method.

(iii) Fair value through profit or loss ("FVTPL"): This category includes derivative instruments and quoted equity instruments which the Company has not irrevocably elected, at initial recognition or transition, to classify at FVOCI. This category would also include debt instruments whose cash flow characteristics fail the SPPI criterion or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell. Financial assets in this category are recorded at fair value with changes recognized in profit or loss.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (Expressed in US dollars unless otherwise indicated)

5. Significant Accounting Policies (continued…)

(j) Financial instruments (continued…)

Financial Liabilities

Financial liabilities are designated as either: (i) fair value through profit or loss; or (ii) other financial liabilities. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the statement of financial position subsequent to inception and how changes in value are recorded.

(k) Income taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the country where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income (loss) or equity is recognized in other comprehensive income (loss) or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided for, based on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

(l) Loss per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (Expressed in US dollars unless otherwise indicated)

5. Significant Accounting Policies (continued…)

(l) Intangible assets

Acquired intangible assets are carried at cost less accumulated amortization and impairment. Intangible assets with indefinite lives are not amortized but are reviewed annually for impairment in accordance with the policy related to the impairment of non-financial assets. The estimated useful life and amortization period of the intangible assets acquired is two years.

6. Quebec Acquisition

On April 8, 2020, the Company completed the acquisition of 100% of the common shares of 9376-9974

Quebec Inc. ("9376"), a cryptocurrency mining operation located in Lachute, Quebec from Cryptologic Corp.

In consideration for 100% of the common shares of 9376, the Company paid total consideration of $3,738,809 consisting of:

(i) Issuance of 15,000,000 common shares on closing valued at a price of C$0.23 per common share for a total of $2,458,470 (C$3,450,000); and

(ii) Cash payment of $1,235,873 (C$1,734,315) and a holdback payable of $44,466.

The allocation of the total purchase price to the net assets acquired is as follows:

Prepaid expenses	$719,699
Data Centre Equipment (Note 11)	2,322,077
Right of use asset (Note 15)	2,469,327
Intangible asset*	872,545
Accounts Payable	(175,512)
Lease liability	(2,469,327)
Net assets acquired	$3,738,809
Cash paid	1,235,873
Shares issued	2,458,470
Holdback payable	44,466
Total consideration	$3,738,809

*Intangible asset relates to favourable supply arrangements acquired as part of the business acquisition and is being amortized over the term of the existing facility lease.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (Expressed in US dollars unless otherwise indicated)

7. Norway Acquisition

In May 2018, the Company completed the acquisition of two entities in Norway (the "Norway Acquisition"), Liv Eiendom AS ("Liv Eiendom") and Kolos Norway AS ("Kolos").

As consideration for the acquisition, the Company made cash payments of 55,576,560 Norwegian Kroner

("NOK") (US$6,902,498) to the former shareholders of Kolos, issued 4,750,000 common shares, issued 1,250,000 warrants exercisable at C$1.24 for a period of five years and incurred cash transaction costs of $428,127 related to the acquisition.

The warrant consideration is subject to certain performance conditions whereby a total of 850,000 warrants are exercisable upon the Company's completion of certain milestones, being construction permitting and the commencement of revenue generating activities on the property. The holder of the warrants has no service commitment in relation to the completion of these milestones. The remaining 400,000 warrants have no vesting conditions. The 1,250,000 warrants had a fair value of $715,041 based on the following Black-Scholes assumptions: i) volatility of 94.26%; ii) expected life of 2.86 years; iii) dividend yield of 0.00% and; iv) interest rate of 2.30%.

Assets and liabilities acquired in the Norway Acquisition were recorded at their fair value. Included in liabilities is loans payable of $2,751,081 consisting of principal of NOK 20,915,000 ($2,559,599) and accrued interest of NOK 1,235,764 ($191,482); the loans were due December 31, 2018 and bear interest at a rate of 6% per annum. As the loans were not repaid by the due date of December 31, 2018 the interest rate is now increased to 9% per annum. Refer to Note 14 for the balance of loans payable at March 31, 2021.

The fair value of the land development rights acquired, being $15,002,728, was determined in reference to the excess of the purchase consideration over the fair value of the monetary assets and liabilities acquired. Management has rebutted the presumption in IFRS 2.13 that the fair value of the land rights can be estimated reliably and has instead measured the fair value of the land development rights in reference to the equity instruments granted. This rebuttal was based on the unique nature and lack of market data pertaining to the land development rights. The land development rights, located in Ballangen, Norway, is pledged as security to the above loan and is subject to a right of the Ballangen municipality to reclaim ownership in the event the property is not developed by March 2023, among other conditions.

Consideration:
4,750,000 common shares at a value of $0.89 (C$1.14) per share:	$4,233,968
1,250,000 warrants exercisable at C1.24 for five years	715,041
Cash	6,902,498
Transaction costs	428,127
$12,279,634
Net assets of Norway Acquisition:
Cash	$25,193
Land development rights	15,002,728
Other receivables	2,794
Loans payable	(2,751,081)
$12,279,634

Management assessed whether there were any indicators of impairment under IAS 36. Management has concluded that it is no longer probable that the Company will be able to meet the development conditions of having the property developed by March 2023. As a result, the land development rights are impaired and were written down to $nil as at March 31, 2019.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (Expressed in US dollars unless otherwise indicated)

8. Investments

The Company's investment holdings that are not traded in active markets by the Company are considered investments. Investments are accounted for as financial assets which are initially recognized at fair value and subsequently measured through fair value through profit or loss

As at March 31, 2021, the Company holds a number of non-material investments in both private and public companies valued at $981,736 (March 31, 2021 - $nil).

In November 2018 the Company entered into a subscription agreement with Amber AI for an investment in a fund that holds digital currencies. At the time of the investment in Amber AI, the market value of the digital currency sent to Amber AI totaled $3,342,285.

On July 19, 2019, the Company redeemed its investment held with Amber AI. The redemption was in the form of 14,866 Ethereum coins with a fair market value of $3,289,398.

Realized gain on the sale of investments during the year ended March 31, 2021 was $6,639 (March 31, 2020 - $1,274,834).

Unrealized gain on the sale of investments during the year ended March 31, 2021 was $794,350 (March 31, 2020 - $nil)

9. Amounts Receivable and Prepaids

	March 31, 2021	March 31, 2020
Sales tax receivable	$3,586,643	$5,215,304
Prepaid expenses and other receivables	1,922,498	644,519
Energy tax receivable	1,443,004	3,633,410
Receivable on sale of subsidiary*	1,815,964	-
Digital assets receivable	-	255,616
Total	$8,768,109	$9,748,849

* Receivable is conditional upon ruling by the by the Swedish Tax Authority related to an ongoing value added tax process. If the ruling is favourable then the amounts will be received; otherwise the amounts will not be collectible. Management has assessed the collectibity using a probability model under a range of scenarios and this receivable reflects the results of that process.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (Expressed in US dollars unless otherwise indicated)

10. Digital Currencies

As at March 31, 2021, the Company's digital currencies consisted of the below digital currencies, with a fair value of $57,499,720 (2020 - $3,455,756). Digital currencies are recorded at their fair value on the date they are received as income from digital currency mining, and are revalued to their current market value less costs to sell at each reporting date.

The Company's holdings of digital currencies consist of the following:

	March 31, 2021	March 31, 2020
Ethereum	$38,640,733	$2,364,331
Ethereum Classic	-	223,995
Bitcoin	18,858,987	867,430
Total	$57,499,720	$3,455,756

The continuity of digital currencies was as follows:

	March 31, 2021	March 31, 2020
Opening balance	$3,455,756	$4,158,501
Digital currency mined	66,697,924	29,219,843
Digital assets received	1,057,334	4,261,351
Digital currency sold	(38,437,132)	(32,996,432)
Revaluation adjustment	24,725,838	(1,187,507)
Ending balance	$57,499,720	$3,455,756

During the year ended March 31, 2021 the Company sold digital currencies for proceeds totalling $46,435,625 (March 31, 2020 - $34,369,504) with a cost of $38,437,132 (March 31, 2020 - $32,996,432), and recorded a gain on sale of $7,998,493 (March 31, 2020 - gain of $1,373,072).

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (Expressed in US dollars unless otherwise indicated)

11. Data Centre Equipment

Cost	Data Centres
Balance, March 31, 2019	$82,284,690
Additions	-
Balance, March 31, 2020	82,284,690
Quebec acquisition (Note 6)	2,322,077
Additions*	20,924,181
Balance, March 31, 2021	$105,530,948

Accumulated depreciation and impairment

Balance, March 31, 2019	$72,485,734
Depreciation	3,383,256
Balance, March 31, 2020	75,868,990
Depreciation	8,063,155
Balance, March 31, 2021	$83,932,145

Carrying amount
Balance, March 31, 2020	$6,415,700
Balance, March 31, 2021	$21,598,803

12. Deposits

The Deposits at March 31, 2021 and March 31, 2020 relate to required amounts on account with electricity providers in Sweden and deposits for ASIC and GPU equipment purchases, consisting of:

Description	March 31, 2021	March 31, 2020
Vattenfall AB	$1,494,617	$1,265,907
Bodens Energi	724,456	613,598
Equipment Deposits	43,313,678	-
Total	$45,532,751	$1,879,505

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (Expressed in US dollars unless otherwise indicated)

 13. Convertible loan

On January 12, 2021, the Company closed its non-brokered private placement of unsecured debentures (the "Debentures"), for aggregate gross proceeds of $15,000,000 with U.S. Global Investors, Inc. ("U.S. Global"). The Interim Executive Chairman of the Company is a director, officer and controlling shareholder of U.S. Global.

The Debentures mature on the date that is 60 months from the date of issuance, bearing interest at a rate of 8% per annum. The Debentures will be issued at par, with each Debenture being redeemable by the Company at any time, and convertible at the option of the holder into common shares (each, a "Share") in the capital of the Company at a conversion price of CAD$3.00 per Share. Interest will be payable monthly and principal will be payable quarterly. In addition, U.S. Global was issued 5.0 million common share purchase warrants (the "Warrants"). Each whole Warrant entitles U.S. Global to acquire one common at an exercise price of CAD$3.00 per Share for a period of three years from closing.

The Company determined that the Convertible Loan contained an embedded derivative and that the conversion feature does not qualify as equity as it does not satisfy the "fixed for fixed" requirement as the number of potential common shares to be issued is contingent on a variable carrying amount for the financial liability. The financial liability is variable because the functional currency of Hive Blockchain Technologies Ltd. is Canadian dollars and the Convertible Loan is denominated in US dollars, therefore the amount of common shares to be issued depends on the foreign exchange rate at the date of settlement. Consequently, the conversion feature is classified as a derivative liability.

The Company allocated the proceeds of $15,000,000 first to derivative component for $8,560,630, with the residual value to the the liabliity component for $6,439,370. The derivative component was valued on initial recognition using the Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 0.69%; an expected volatility of 105%; an expected life of 2.71 years; a forfeiture rate of zero; and an expected dividend of zero.

Liability Component

March 31, 2021
Value on initial recognition	$6,439,370
Principal payment	(658,333)
Accretion	509,704
Total	$6,290,741

Derivative Component

March 31, 2021
Value on initial recognition	$8,560,630
Change in fair value of liability	857,702
Total	$9,418,331

The derivative component is re-valued each reporting period. As at March 31, 2021, the derivative component was revalued at $9,418,331 using the Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 1.75%; an expected volatility of 105%; an expected life of 2.63 years; a forfeiture rate of zero; and an expected dividend of zero. Accordingly, the Company recorded a change in the fair value of the derivative liability of $857,702.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (Expressed in US dollars unless otherwise indicated)

 14. Loans Payable

As part of the Norway Acquisition (Note 7) the Company assumed loans with a principal balance of $2,559,599 (NOK 20,915,000). The loans from the Norway Acquisition are in default as at March 31, 2021. A continuity of the loan balance from the date of the Norway Acquisition to March 31, 2021 is as follows:

	Norway	Boden	Total
	(Note 29)	(Note 27)
Balance - March 31, 2019	$2,827,024	$-	$2,827,024
Interest	166,846	-	166,846
Foreign exchange movement	(280,797)	-	(280,797)
Balance - March 31, 2020	2,713,073	-	2,713,073
Additions (Note 27)	-	18,361,495	18,361,495
Interest	207,678	-	207,678
Foreign exchange movement	251,338	-	251,338
Balance - March 31, 2021	3,172,089	18,361,495	21,533,584
Less: Current portion	(3,172,089)	(1,224,102)	(4,396,191)
Non-current portion	$-	$17,137,393	$17,137,393

15. Right of Use Asset and Lease Liability

The Company adopted a new lease standard and recognized $360,361 of lease liability on April 1, 2019. The lease liability was measured at the present value of the remaining lease payments of $360,361 as of April 1, 2019, discounted using an incremental borrowing rate of that date of 6%. The Company recorded a right of use asset of the same amount which relates to its long-term office lease. Depreciation of the right of use asset is calculated using the straight-line method over the remaining lease term.

During the year ended March 31, 2021, the Company recognized interest expense on the lease liability of $236,600 which was recorded within finance expense.

Cost	Right of Use Assets
Balance, March 31, 2019	$-
Transition to IFRS 16	360,361
Additions	2,730,877
Derecognition on sub-lease	(360,361)
Adjustment for change in variable payments based on rate or index	59,923
Balance, March 31, 2020	$2,790,800
Additions (Note 6)	2,469,327
Foreign exchange	493,001
Balance, March 31, 2021	$5,753,128

Accumulated Depreciation
Balance, March 31, 2019	$-
Depreciation	(610,587)
Derecognition on sub-lease	60,061
Balance, March 31, 2020	$(550,526)
Depreciation	(2,181,512)
Foreign exchange	(42,806)
Balance, March 31, 2021	$(2,774,844)

Carrying Amount
Balance, March 31, 2020	$2,240,274
Balance, March 31, 2021	$2,978,284

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (Expressed in US dollars unless otherwise indicated)

15. Right of Use Asset and Lease Liability (continued…)

Lease Liability
Balance, March 31, 2019	$-
Transition to IFRS 16	360,361
Additions	2,730,877
Lease payments made	(762,908)
Interest expense on lease liabilities	87,852
Adjustment for change in variable payments based on rate or index	(72,244)
Balance, March 31, 2020	$2,343,938
Additions (Note 6)	2,469,327
Lease payments made	(2,561,297)
Interest expense on lease liabilities	236,600
Foreign exchange	575,271
3,063,839
Less: current portion	(1,910,712)
Balance, March 31, 2021	$1,153,127

Lease Disclosures
Interest expense on lease liabilities	$236,600
Income from sub-leasing	$9,786
Total cash outflow for leases	$2,561,297

Maturity Analysis - Undiscounted Contractual Payments
Less than 1 year	$2,015,361
1 to 2 years	$954,240
2 to 3 years	$238,560
$3,208,161

During the year ended March 31, 2020, the Company sub-leased the office space to an arm's length tenant. The Company has recorded a net investment in sublease of $360,361 measured at either an amount equal to the leased asset or the carrying amount as if IFRS 16 had been applied since the commencement date, discounted using the incremental borrowing rate on April 1, 2019. The following is a reconciliation of the changes in the net investment in sublease:

Balance, March 31, 2019	$-
Recognition of sublease	300,300
Lease accretion	26,273
Receipts	(92,421)
Balance, March 31, 2020	$234,152
Lease accretion	9,786
Receipts	(167,194)
Balance, March 31, 2021	$76,744

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (Expressed in US dollars unless otherwise indicated)

16. Commitments and contingencies

(a) Service agreements

The Company has a service agreement to operate and maintain their data centre computing equipment for the purpose of mining crypto currency on the cloud. As part of the arrangement, proprietary software is installed on the Company's computing equipment to assist in optimizing the use of the equipment.

(b) Power purchase agreement

The Company has a supplemental power pricing arrangement that was entered into in order to fix 12 MW of electricity consumption each month at a set price. The fixed price agreement was assessed and is being accounted for as an executory contract whereby the monthly electricity costs are expensed as incurred.

(c) Capital and other commitments:

There were no capital or other commitments at the current or prior year end in addition to the commitments disclosed above.

(d) Obligations on Mining equipment

The Company had purchase commitments of $44,589,100.

17. Related Party Transactions

The Company had the following related party transactions not otherwise disclosed in these consolidated financial statements:

a) As at March 31, 2021, the Company had $49,288 (March 31, 2020 - $182,787) due to directors for the reimbursement of expenses included in accounts payable and accrued liabilities.

Key Management Compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company's Board of Directors and corporate officers.

For the year ended March 31, 2021, key management compensation includes salaries and wages paid to key management personnel and directors of $743,684 (March 31, 2020 - $687,697) and share-based payments of $1,326,049 (March 31, 2020 - $450,436).

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (Expressed in US dollars unless otherwise indicated)

18. Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	March 31, 2021	March 31, 2020

Income (loss) for the year from continuing operations before	$42,691,050	$(832,081)

Expected income tax (recovery)	$11,527,336	$(224,258)
Change in statutory, foreign tax, foreign exchange rates and other	(13,449,000)	(1,342,000)
Permanent differences	4,799,000	260,000
Impact on sale of subsidiary	3,924,000	-
Share issue cost	(497,000)	-
Adjustment to prior years provision and other	1,803,000	11,155,000
Change in unrecognized deductible temporary differences	(7,956,000)	(9,018,000)
Tax recovery (expense)	$151,336	$830,742

Current income tax	$151,336	$830,742
Deferred income tax	-	-
Total income tax	$151,336	$830,742

The significant components of the Company's deductible temporary differences, unused tax losses and unused tax credits not included in deferred tax assets/liabilities:

	March 31, 2021	March 31, 2020	Expiry

Intangible asset	$6,209,000	$-	2020 - 2039
Share issue costs and other	5,162,000	8,758,000	2041 - 2045
Loss carryforwards	75,393,000	87,023,000	2025 - Indefinite
Digital currencies	-	9,434,000	NA
Intercompany loan	12,884,000	-	NA
Data centre equipment	4,368,000	14,249,000	NA
	$104,016,000	$119,464,000

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (Expressed in US dollars unless otherwise indicated)

19. Equity

(a) Authorized

Unlimited common shares without par value

Unlimited preferred shares without par value

(b) Issued and fully paid common shares

During the year ended March 31, 2021, the Company:

• Issued 15,000,000 common shares with a value of C$3,450,000 ($2,458,470) to Cryptologic Corp. in connection to the acquisition of 9376-9974 Quebec Inc.

• Issued 100,000 common shares with a value of C$22,875 ($24,448) to a contractor in exchange for services completed.

• Issued 1,626,000 common shares with a value of $584,244 pursuant to the vesting of 1,626,000 restricted share-units. An amount of $241,502 was reallocated from reserves to share capital in connection with the vesting of these restricted share-units

• Issued 7,476,972 common shares for proceeds of C$4,673,819 ($3,779,887) pursuant to the exercise of 187,500 options at a price of C$0.29, 5,625,000 options at a price of C$0.30 per option, 300,000 options at a price of C$0.62 per option, 1,344,472 options at a price of C$2.00 per option, and 20,000 options at a price of C$2.85 per option. An amount of $2,056,713 was reallocated from reserves to share capital in connection with the exercise of these options.

• Issued 16,363,500 common shares (the "ATM Shares") pursuant to the ATM Equity Program for proceeds of C$81,726,582 ($64,543,080). The ATM Shares were sold at prevailing market prices, for an average price per ATM Share of C$4.99. Pursuant to the Equity Distribution Agreement , a cash commission of $1,842,480 on the aggregate gross proceeds raised was paid to the agent in connection with its services under the Equity Distribution Agreement.

• Subsequent to the year ended March 31, 2021, the Company issued 6,897,700 common shares (the "ATM Shares") pursuant to the ATM Equity Program for proceeds of C$26,808,163 ($21,484,385). The ATM Shares were sold at prevailing market prices, for an average price per ATM Share of C$3.94. Pursuant to the Equity Distribution Agreement, a cash commission of $644,532 on the aggregate gross proceeds raised was paid to the agent in connection with its services under the Equity Distribution Agreement.

During the year ended March 31, 2020, the Company:

• Issued 1,469,938 common shares for proceeds of C$440,981 ($329,323) pursuant to the exercise of 1,469,938 options at a price of C$0.30 per option. An amount of $186,164 was reallocated from reserves to share capital in connection with the exercise of these options.

As at March 31, 2021 no common shares were held in escrow.

(c) Stock options

The Company has established a rolling Stock Option Plan (the "Plan"). Under the Plan, the number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding shares and, to any one optionee, may not exceed 5% of the issued shares on a yearly basis. The maximum term of each option shall not be greater than 10 years. The exercise price of each option shall not be less than the market price of the Company's shares at the date of grant. Options granted to Consultants performing Investor Relations activities shall vest over a minimum of 12 months with no more than 1/4 of such options vesting in any 3-month period. All other options vest at the discretion of the Board of Directors.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (Expressed in US dollars unless otherwise indicated)

19. Equity (continued…)

(c) Stock options (continued…)

Following is a summary of changes in stock options outstanding for the year ended March 31, 2021:

			Weighted average
	Outstanding		exercise price
Balance, March 31, 2019	20,216,952	C$	0.61
Granted	3,000,000		0.29
Forfeited	(853,846)		1.03
Exercised	(1,469,938)		0.30
Balance, March 31, 2020	20,893,168	C$	0.57
Granted	1,138,000		4.52
Forfeited	(1,000,000)		0.62
Exercised	(7,476,972)		0.63
Balance, March 31, 2021	13,554,196	C$	0.87

The stock options outstanding and exercisable as at March 31, 2021, are as follows:

Outstanding	Exercisable	Exercise price		Expiry date
676,502	676,502	C$	0.30	September 14, 2022
10,000	-		3.14	February 11, 2026
5,075,000	5,075,000		0.30	September 14, 2027
1,122,194	1,122,194		2.00	October 11, 2027
250,000	250,000		2.00	March 26, 2028
2,000,000	2,000,000		0.62	September 18, 2028
500,000	500,000		0.27	December 21, 2028
2,812,500	1,406,250		0.29	February 10, 2030
100,000	37,500		0.38	May 29, 2030
8,000	8,000		2.16	December 24, 2030
1,000,000	-		5.00	February 23, 2031
13,554,196	11,075,446

*Subsequent to March 31, 2021, the Company granted options to acquire 175,000 common shares exercisable at C$5.03 expiring April 6, 2031, 550,000 common shares exercisable at C$3.67 expiring April 29, 2031, and 50,000 common shares exercisable at C$2.99 expiring June 4, 2026, 215,577 options were also exercised for proceeds of C$303,654

(d) Warrants

Following is a summary of changes in warrants outstanding for the year ended March 31, 2021:

	Warrants		Weighted average
	outstanding		exercise price
Balance, March 31, 2019	50,080,150	C$	3.83
Expired	(48,830,150)		3.90
Balance, March 31, 2020	1,250,000	C$	1.24
Issued	5,000,000		3.00
Balance, March 31, 2021	6,250,000	C$	2.65

The warrants outstanding and exercisable as at March 31, 2021, are as follows:

Outstanding		Exercisable	Exercise price		Expiry date
1,250,000	*	400,000	C$	1.24	May 22, 2023
5,000,000		5,000,000	C$	3.00	January 12, 2024
6,250,000		5,400,000

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (Expressed in US dollars unless otherwise indicated)

19. Equity (continued…)

(d) Warrants (continued…)

* Of the 1,250,000 warrants granted as part of the Norway Acquisition (Note 7), 400,000 vest upon the receipt of all regulatory permits required to commence construction of a digital currency mining data centre in Ballangen Norway. A further 450,000 warrants vest upon the commencement of the mining of digital currency or other revenue generating activity on the property.

(e) Restricted share-units

The Company has established a Restricted Share Unit Plan (the "RSU Plan"). Under the RSU Plan, together with any other share compensation arrangement, the number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding shares and, to any one optionee, may not exceed 5% of the issued shares on a yearly basis. Currently, the RSU Plan has a limit of 10 million shares, which is not rolling. The Board may in its own discretion, at any time, and from time to time, grant RSUs to any employee, director or consultant of the Company or its subsidiaries (collectively, "Eligible Persons"), other than persons conducting investor relations activities, subject to the limitations set forth in the RSU Plan. The Board may designate one or more performance periods under the RSU Plan. In respect of each designated performance period and subject to the terms of the RSU Plan, the Board may from time to time establish the grant date and grant to any Eligible Person one or more RSUs as the Board deems appropriate.

Following is a summary of changes in restricted share units outstanding for the year ended March 31, 2021:

Outstanding
Balance, March 31, 2019	-
Granted	3,100,000
Balance, March 31, 2020	3,100,000
Granted	310,000
Exercised	(1,626,000)
Balance, March 31, 2021	1,784,000

Subsequent to March 31, 2021, 517,500 shares were were issued under the RSU plan.

(f) Share-based compensation

During the year ended March 31, 2021, $936,127 (March 31, 2020 - $524,953) of share-based compensation expense was recognized in relation to the vesting of options, and $718,219 (March 31, 2020 - $161,706) of share-based compensation expense was recognized in relation to the vesting of RSU's.

The following weighted average assumptions were used for the valuation of the stock options:

	2021	2020
Risk-free interest rate	0.42%	1.32%
Expected life (years)	5.00	6.00
Annualized volatility	105%	120%
Dividend rate	0.00%	0.00%

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (Expressed in US dollars unless otherwise indicated)

20. Income and loss per share

Income (loss) per common share represents net income (loss) for the year divided by the weighted average number of common shares outstanding during the year.

Diluted income (loss) per share is calculated by dividing the applicable net income (loss) by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the year.

	Year ended	Year ended
	March 31, 2021	March 31, 2020
Basic weighted average number of common shares outstanding	347,059,039	326,895,000
Effect of dilutive stock options and warrants	13,259,446	-
Effect of convertible loan	6,128,917	-
Diluted weighted average common shares outstanding	366,447,402	326,895,000

21. General and administrative expenses

General and administrative expenses were comprised of the following for the years ending:

	March 31, 2021	March 31, 2020
Management fees, salaries and wages	$598,629	$761,373
Marketing	466,429	95,848
Office, administration, and regulatory	2,061,063	1,409,627
Professional fees, advisory, and consulting	2,005,562	2,163,987
Travel	10,462	307,582
Total	$5,142,145	$4,738,417

22. Finance expense

Finance expense was comprised of the following for the years ending:

	March 31, 2021	March 31, 2020
Interest on convertible loan	$769,946	$-
Interest on loans payable	207,678	331,036
Interest on lease liabilities	236,600	87,852
Total	$1,214,224	$418,888

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (Expressed in US dollars unless otherwise indicated)

23. Financial Instruments and Risk Management

The investments measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values, with the designation based upon the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy are:

Level 1 Inputs: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2 Inputs: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3 Inputs: Unobservable inputs for the asset or liability (Unobservable inputs reflect management's assumptions on how market participants would price the asset or liability based on the information available).

Valuation of Assets that use Level 2 Inputs ("Level 2 Assets"). The fair value of Level 2 assets would use the quoted price from the exchanges which the Company most frequently uses, with no adjustment.

The Company is exposed, in varying degrees, to a variety of financial related risks. The fair value of the Company's financial instruments, including cash, amounts receivable, investments, and accounts payable and accrued liabilities approximates their carrying value due to their short-term nature. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposure to credit risk is on its cash held in bank accounts as at March 31, 2021. The majority of cash is deposited in bank accounts held primarily with one major bank in Canada so there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

For the custody of its digital currencies, the Company uses the services of two financial institutions through custodial agreements, one financial institution located in Liechtenstein and another in the United States.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by maintaining cash balances to ensure that it is able to meet its short term and long-term obligations as and when they fall due. The Company manages company-wide cash projections centrally and regularly updates projections for changes in business and fluctuations cause in digital currency prices and exchange rates.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (Expressed in US dollars unless otherwise indicated)

23. Financial Instruments and Risk Management (continued…)

Foreign currency risk

Currency risk relates to the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations affect the costs that the Company incurs in its operations as well as the currency in which the Company has historically raised capital.

The Company's presentation currency is the US dollar and major purchases are transacted in US dollars, while all financing equity to date has been completed in Canadian dollars. As the Company operates in an international environment, some of the Company's financial instruments and transactions are denominated in currencies other than an entity's functional currency. A portion of the Company's general and administrative costs are incurred mainly in currencies separate from each entity's functional currency, such as Swiss Francs, the Euro, the Swedish Krona, the Norwegian Krone, and Icelandic Krona. The fluctuation of these currencies in relation to the US dollar will consequently impact the profitability of the Company and may also affect the value of the Company's assets and liabilities and the amount of shareholders' equity.

The Company's net monetary position in the significant foreign currencies as of March 31, 2021 is summarized below with the effect on comprehensive income of a 10% fluctuation of each currency relative to the functional currency of the entity holding it to the USD dollar:

	Net Monetary Position March 31, 2021 (USD$ equivalent)	Impact of 10% variance in foreign exchange rate (in foreign currency)
US Dollars	38,849,027	3,531,730
Canadian Dollars	321,373	23,204
Euros	2,433	259
Swiss Francs	(69,278)	6,677
Swedish Krona	2,443,606	25,456
Norwegian Krone	(2,800,814)	29,819
Icelandic Krona	684,920	493

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company's exposure to interest rate risk is limited and only relates to its ability to earn interest income on cash balances at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company's cash account.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to any significant price risks with respect to its financial instruments.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (Expressed in US dollars unless otherwise indicated)

24. Digital Currency and Risk Management

Digital currencies are measured using Level 2 inputs (Note 10).

Digital currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of coins; in addition, the Company may not be able liquidate its inventory of digital currency at its desired price if required. A decline in the market prices for coins could negatively impact the Company's future operations. The Company has not hedged the conversion of any of its coin sales or future mining of digital currencies.

Digital currencies have a limited history and the fair value historically has been very volatile. Historical performance of digital currencies are not indicative of their future price performance. The Company's digital currencies currently consist of Ethereum, Ethereum Classic, and Bitcoin. The table below shows the impact of the 25% variance in the price of each of these digital currencies on the Company's earnings before tax, based on their closing prices at March 31, 2021.

Impact of 25% variance in price
Ethereum	$9,608,671
Ethereum Classic	1,286
Bitcoin	4,749,386

25. Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of equity comprised of issued share capital and reserves.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company's overall strategy with respect to capital risk management remains unchanged from the year ended March 31, 2020.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (Expressed in US dollars unless otherwise indicated)

26. Loss on Sale of Subsidiary

On March 31, 2021, the Company completed the sale of the net assets of Boden Technologies AB:

Consideration:
Cash	$10
Receivable[1]	1,821,454
1,821,464
Less: Net assets derecognized	(25,263,683)
Loss on disposal	$(23,442,219)

1) Receivable is conditional upon ruling by the by the Swedish Tax Authority related to an ongoing value added tax process. If the ruling is favourable then the amounts will be received; otherwise the amounts will not be collectible. Management has assessed the collectibity using a probability model under a range of scenarios and this receivable reflects the results of that process.

March 31, 2021
Assets
Current assets
Cash and equivalents	$464,123
Amounts receivable and prepaids	7,693,866
8,157,989
Receivable from Bikupa	18,361,495
Data centre equipment	-
Deposits	-
Investment in sublease	-
Right of use asset	-
Total assets	$26,519,484

Liabilities and equity
Current liabilities
Accounts payable and accrued liabilities	$1,255,801
Lease liability	-
Total liabilities	1,255,801

Net Assets	$25,263,683

As part of the sale, the Company incurred a loan payable of $18,361,495 to Boden, of which $1,223,702 is current. The loan payble has an amortization term of 15 years under which annual principal and interest payments are required. Interest is set at the Swedish Government Borrowing Rate +1% . The loan payable is contingently forgiven based on a favourable ruling from the Swedish Tax Authority on the ongoing value tax assessment.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (Expressed in US dollars unless otherwise indicated)

27. Segmented Information

The Company operates in one segment, the mining and sale of digital currencies. External revenues are attributed by geographical location, based on the country from which services are provided.

March 31, 2021	Canada		Sweden			Iceland		Switzerland		Norway		Bermuda	Total
Income from digital currency mining	$22,602,105	$		-	$		-	$624,475	$		-	$43,471,344	$66,697,924

March 31, 2020	Canada		Sweden			Iceland		Switzerland		Norway		Total
Income from digital currency mining	$24,869,473	$		-	$		-	$4,350,370	$		-	$29,219,843

The Company's non-current tangible assets are located in the following jurisdictions:

March 31, 2021	Canada	Sweden	Iceland	Switzerland		Norway		Bermuda	Total
Data centre equipment	$5,519,758	$12,849,969	$3,229,076	$-	$		-	$-	$21,598,803
ROU Asset	1,928,889	1,049,395	-	-			-	-	2,978,284
	$7,448,647	$13,899,364	$3,229,076	$-	$		-	$-	$24,577,087

March 31, 2020	Canada	Sweden	Iceland	Switzerland		Norway		Total
Data centre equipment	$-	$5,712,764	$702,936	$-	$		-	$6,415,700
ROU Asset	-	2,240,274	-	-			-	2,240,274
	$-	$7,953,038	$702,936	$-	$		-	$8,655,974

28. Subsequent Events

Acquisition of GPU Atlantic Inc.

On April 15, 2021, the Company completed the acquisition of 100% of the common shares of GPU Atlantic. In consideration for 100% of GPU Atlantic, the Company paid total consideration of 5,000,000 common shares on closing valued at a total of $18.7 million (C$23.7 million). 1,000,000 of the common shares were allocated to a holdback and to GPU One earn-out upon delivery of certain earn-out conditions.

GPU Atlantic has a 50-megawatt data centre campus located in New Brunswick, Canada.

Current assets	$671,709
Data centre equipment	12,898,994
Land	662,910
Buiding	4,576,290
Sales taxes refunds	75,780
Intangible assets	3,947,481
Goodwill	10,469,997
Accounts payable	(3,198,591)
Long-term debt	(11,410,351)
Net Assets Acquired	$18,694,219
Consideration paid	18,694,219
Total Consideration	$18,694,219

The purchase price allocation for acquisitions reflects various fair value estimates which are subject to change within the measurement period. The primary areas of purchase price allocation that are subject to change relate to the fair values of certain tangible assets, the valuation of intangible assets acquired, and residual goodwill. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company's consolidated financial statements and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could also be affected. The Company expects to finalize the accounting for the acquisition by March 31, 2022.

HIVE Blockchain Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2021 and 2020 (Expressed in US dollars unless otherwise indicated)

28. Subsequent Events (continued…)

Sale of Noregian Subsidiary Kolos

On May 10, 2021, the Company has sold its Norwegian subsidiary Kolos to the local municipality Narvik under a share purchase agreement. Under the agreement the Company transferred all of the shares of Kolos to the municipality of Narvik, along with a $200,000 payment.

Investment in DeFi

On April 21, 2021, the Company completed a share swap transaction with DeFi Technologies Inc. (“DeFi Technologies”), pursuant to which HIVE received 10,000,000 common shares of DeFi Technologies, in exchange for 4,000,000 common shares of the Company, valued at C$16 million.